HDFC Bank Agrees to Sell 6,644,665 American Depositary Shares
at $39.26 per ADS

Mumbai, India — January 21, 2005 — HDFC Bank Limited (NYSE: HDB) announced today that it has priced its public offering of 6,644,665 American Depositary Shares, each representing three equity shares, at $39.26, the closing price of the ADSs on the NYSE on Thursday, January 20, 2005. The offering price is equivalent to a price (in Indian Rupees) of Rs. 571.89 per equity share at the January 20, 2005 exchange rate. Merrill Lynch International and Morgan Stanley are the joint global coordinators and joint bookrunners for the offering.

Net proceeds from the offering are expected to be approximately $253.4 million and will be used for funding future growth. As part of the offering, HDFC Bank has granted the underwriters an over-allotment option to purchase an additional 996,700 American Depositary Shares. The offering is scheduled to close on January 25, 2005.

HDFC Bank is a leading private sector bank and financial services company in India. It offers a wide range of financial products and services to retail and wholesale customers. Its ADSs are listed on the NYSE and its equity shares are listed on the National Stock Exchange of India Limited and The Stock Exchange, Mumbai.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. The offering may be made only by means of a prospectus, a copy of which may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, 5th Floor, New York, NY 10080 (telephone number: 212-449-1000) or Morgan Stanley, 1585 Broadway, New York, NY 10036-8293 (telephone number: 212-761-4000).